UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Audentes Therapeutics, Inc.

(Name of Subject Company)

Audentes Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities)

Matthew R. Patterson

Chief Executive Officer

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, California 94108

(415) 818-1001

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Effie Toshav, Esq. Amanda Rose, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Mark Meltz, Esq. Senior Vice President and General Counsel Audentes Therapeutics, Inc. 600 California Street, 17th Floor San Francisco, California 94108 (415) 818-1001

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”), with the Securities and Exchange Commission on December 16, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Asilomar Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), to purchase all of the outstanding shares of Audentes common stock, par value $0.00001 per share (the “Shares”), at a purchase price of $60.00 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2019, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The section of Item 4 of the Schedule 14D-9 entitled “Background of the Transactions” is hereby amended as follows:

On page 19, the first full paragraph is amended and restated as follows (new language underlined):

“On October 6, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West LLP (“Fenwick & West”), Audentes’ outside counsel, and representatives of Centerview were present, to discuss the October 3 Proposal. At this meeting, the representatives of Fenwick & West reviewed the Board’s fiduciary duties in considering an acquisition proposal and conducting a strategic process. The representatives of Centerview then discussed with the Board their preliminary perspectives on the October 3 Proposal. The Board instructed management to review and, if needed, update Audentes’ long-term financial projections for review by the Board at a subsequent meeting. The Board then discussed the potential risks and benefits of contacting other parties to determine their potential interest in making an acquisition proposal to Audentes, and discussed, together with the representatives of Centerview, the other pharmaceutical companies that might be so contacted and their potential level of interest in pursuing discussions and ability to finance an acquisition of Audentes. The Board directed the representatives of Centerview to contact three global pharmaceutical companies, referred to as Company A, Company B and Company C, that the Board believed were those that might be interested in, and capable of consummating, a potential acquisition of Audentes, based on their expressed strategic interest in gene therapy, their financial resources and their familiarity with Audentes from prior discussions during the first half of 2019 with each of Company A, Company B and Company C regarding potential partnering transactions to license AT132 outside of the United States, and instructed representatives of Centerview to inquire if any of Company A, Company B or Company C would be interested in making a proposal for a potential acquisition of Audentes. The representatives of Centerview then left the meeting, and the Board discussed the engagement of Centerview to act as Audentes’ financial advisor and the fees that would be payable to Centerview in connection with such an engagement and the Board authorized retaining Centerview subject to agreement on the fees that are acceptable to the Board. The Board’s decision to engage Centerview was based on Centerview’s experience and expertise as a financial advisor in sale transactions in the life sciences industry, and its familiarity with Audentes.”

On page 24, the fifth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

“From November 23, 2019 to November 28,26, 2019, representatives of Astellas held discussions with ~~certain officers of Audentes regarding the potential terms of the~~ Ms. Holles to describe Astellas’ approach for the proposed retention agreements.”

The section of Item 4 of the Schedule 14D-9 entitled “Opinion of Centerview Partners LLC” is hereby amended as follows:

On pages 32–33, the first paragraph under the subheading “Summary of Centerview Financial Analysis” is amended and restated as follows (new language underlined; deleted language struck through):

“The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated December 1, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Audentes. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Audentes or any other parties to the Transactions. None of Audentes, Astellas, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Audentes do not purport to be appraisals or reflect the prices at which Audentes may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 29, 2019 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Audentes’ fully diluted Shares outstanding as of November 29, 2019, calculated ~~on a~~ based on approximately 45.9 million Shares outstanding and, using the treasury stock method ~~basis~~, the dilutive impact of approximately 5.1 million stock options with weighted average exercise price of $22.00 and approximately 0.5 million restricted stock units, each outstanding as of November 29, 2019 and as set forth in the Internal Data. As per the Internal Data, such fully diluted Shares included Audentes management’s estimate of approximately 21,000 Shares with issue price of $21.98 per Share to be issued under Audentes’ 2016 Employee Stock Purchase Plan and approximately 18,000 restricted stock units promised but not yet granted to new hires, but excluded approximately 46,000 stock options promised but not yet granted to new hires, assumed to be granted at an exercise price that equals the Offer Price.”

On page 35, the table and accompanying footnotes are amended as follows (new language and figures underlined):

Date Announced	Target	Acquiror	Transaction Value (in millions)(1)	1-Day Premium(2)
10/09/19	Ra Pharmaceuticals, Inc.	UCB S.A.	$2,191	111%
03/04/19	Nightstar Therapeutics plc	Biogen Inc.	719	68
02/25/19	Clementia Pharmaceuticals Inc.	Ipsen S.A.	933	67
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG	4,283	122
10/18/18	Endocyte, Inc.	Novartis AG	1,757	54
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	1,490	68
04/11/18	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	804	70
04/09/18	AveXis, Inc.	Novartis AG	8,144	88
12/22/17	Ignyta, Inc.	Roche Holding AG	1,682	74
11/02/15	Dyax Corp.	Shire plc	5,612	35
Median			1,720	69

(1)	Excludes contingent payments.
(2)

Premiums for each transaction were calculated by comparing the per share acquisition price in the transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.

On pages 35–36, the second and third paragraphs under the subheading “Discounted Cash Flow Analysis” are amended and restated as follows (new language underlined):

“In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of December 31, 2019 using discount rates ranging from 11.0% to 13.0% (reflecting Centerview’s analysis of Audentes’ weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and the mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Audentes over the period beginning on January 1, 2020 and ending on December 31, 2037 utilized by Centerview at the direction of Audentes management and approved by the Board for use by Centerview, as described under the section entitled “—Certain Unaudited Prospective Financial Information of Audentes”;

(ii) an implied terminal value of Audentes, calculated by Centerview by assuming that Audentes’ after-tax unlevered free cash flows would decline in perpetuity after December 31, 2037 at rates ranging from 10.0% to 20.0% year-over-year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience); and

(iii) tax savings from usage of federal net operating losses of approximately $266 million as of December 31, 2018 and future losses (with 100% of net operating loss as of December 31, 2017 available to offset taxable income and net operating loss as of December 31, 2018 and onwards available to offset up to 80% of taxable income), each as set forth in the Internal Data;

and, adding to the foregoing results in (a),

(b) Audentes’ estimated cash of $300 million as of December 31, 2019, as set forth in the Internal Data.

Centerview divided the results of each of the foregoing calculations by Audentes’ fully diluted Shares outstanding as of November 29, 2019, calculated on a treasury stock method basis as described above, as set forth in the Internal Data.”

On page 36, the second bullet point in the paragraph under the subheading “Other Factors” is amended and restated as follows (new language underlined):

“•

Stock price targets for the Shares in publicly available Wall Street research analyst reports as of November 29, 2019 (the last trading day before the public announcement of the Transactions), which indicated low and high stock price targets for Audentes’ common stock ranging from $10.00 to $55.00 per Share, with the 25th percentile, median and 75th percentile of such stock price targets being $44.00, $45.00 and $48.00, respectively.”

The section of Item 4 of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of Audentes” is hereby amended as follows:

On page 39, the table and accompanying footnotes of the summary of the October 21 Forecast are amended and restated as follows (new language and figures underlined):

Fiscal Year	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E
Total Revenue(1)	$200	$288	$705	$450	$549	$745	$722	$797	$828	$677	$676	$667	$672	$704	$589	$567	$535	$521
Gross Profit	200	278	676	407	476	640	598	646	674	543	554	560	573	603	493	478	451	443
Total Operating Expenses	(158)	(156)	(160)	(166)	(166)	(176)	(186)	(196)	(206)	(216)	(227)	(240)	(253)	(268)	(283)	(300)	(319)	(338)
EBIT(2)	42	122	516	241	309	464	412	449	469	327	327	320	319	335	209	178	133	105
Net Income	45	211	454	211	294	380	350	378	393	284	286	283	285	300	203	180	146	125
Estimated net proceeds from the projected sale of PRVs	—	85	—	15	50	—	10	5	—	—	—	—	—	—	—	—	—	—
EBT(3)	42	207	516	256	359	464	422	454	469	327	327	320	319	335	209	178	133	105
Taxes (if profitable)(4)	(9)	(43)	(108)	(54)	(75)	(97)	(89)	(95)	(98)	(69)	(69)	(67)	(67)	(70)	(44)	(37)	(28)	(22)
NOPAT(5)	33	163	407	202	284	367	334	359	370	259	258	253	252	265	165	141	105	83
Depreciation & Amortization	6	7	7	7	7	8	9	10	10	11	12	13	13	14	14	15	16	17
Change in Net Working Capital	—	(13)	(23)	(2)	(7)	(4)	(3)	(2)	(1)	13	(2)	(1)	(3)	(2)	13	(1)	2	(1)
Capital Expenditure	(56)	(17)	(0)	(0)	(0)	(7)	(7)	(8)	(8)	(7)	(7)	(7)	(7)	(7)	(6)	(6)	(5)	(17)
Unlevered Free Cash Flow(6)	(18)	141	391	207	284	363	332	359	372	276	261	258	256	269	186	149	117	82
Stock-based compensation(7)	12	13	14	15	16	17	19	20	21	22	23	24	25	27	28	30	32	33

(1)

Includes projected revenues from upfront and milestone payments through ex-U.S. collaborations for all of the pipeline products to fund development programs and operating costs without undertaking dilutive financing.

(2)	Earnings before interest and taxes (“EBIT”) is a non-GAAP financial measure calculated by starting with gross profit and subtracting operating expenses.
(3)

Earnings before taxes (“EBT”) is a non-GAAP financial measure calculated by starting with EBIT and adding the estimated net proceeds from the projected sale of priority review vouchers (“PRVs”). For additional information regarding the sale of PRVs, please see Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4)	Tax rate of 21% and excludes impact of net operating losses.
(5)	Net operating profit after tax (“NOPAT”) is a non-GAAP financial measure calculated by starting with EBT and subtracting taxes.
(6)

Unlevered free cash flow is a non-GAAP financial measure calculated by starting with NOPAT and adding depreciation and amortization, subtracting changes in net working capital and subtracting capital expenditure. Stock-based compensation is treated as a cash expense.

(7)	Stock-based compensation expense is reflected in gross profit and included in total operating expenses above and is presented here separately for reference.

On page 40, the table and accompanying footnotes of the summary of the December 1 Forecast are amended and restated as follows (new language and figures underlined):

Fiscal Year	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E
Total Revenue(1)	$200	$288	$705	$450	$549	$745	$722	$799	$830	$680	$681	$672	$676	$708	$594	$572	$540	$522
Gross Profit	200	272	654	375	450	654	617	670	693	553	559	560	569	599	488	474	447	435
Total Operating Expenses	(164)	(163)	(171)	(176)	(179)	(187)	(197)	(207)	(217)	(228)	(240)	(253)	(266)	(281)	(297)	(315)	(333)	(353)
EBIT(2)	36	109	483	199	271	467	421	462	476	325	319	308	302	318	191	159	114	82
Net Income	39	198	434	177	264	381	356	388	398	282	280	273	271	285	188	164	130	106
Estimated net proceeds from the projected sale of PRVs	—	85	—	15	50	—	10	5	—	—	—	—	—	—	—	—	—	—
EBT(3)	36	194	483	214	321	467	431	467	476	325	319	308	302	318	191	159	114	82
Taxes (if profitable)(4)	(8)	(41)	(101)	(45)	(67)	(98)	(90)	(98)	(100)	(68)	(67)	(65)	(63)	(67)	(40)	(33)	(24)	(17)
NOPAT(5)	28	153	382	169	254	369	340	369	376	257	252	243	239	251	151	126	90	65
Depreciation & Amortization	6	7	7	7	7	8	9	10	10	11	12	13	13	14	15	15	16	17
Change in Net Working Capital	—	(13)	(23)	(2)	(7)	(4)	(3)	(2)	(1)	13	(2)	(1)	(3)	(2)	13	(1)	2	(1)
Capital Expenditure	(56)	(17)	(0)	(0)	(0)	(7)	(7)	(8)	(8)	(7)	(7)	(7)	(7)	(7)	(6)	(6)	(5)	(17)
Unlevered Free Cash Flow(6)	(22)	131	366	174	254	365	339	369	377	274	255	248	243	255	172	134	102	64
Stock-based compensation(7)	12	13	14	15	16	17	19	20	21	22	23	24	25	27	28	30	32	33

(1)

Includes projected revenues from upfront and milestone payments through ex-U.S. collaborations for all of the pipeline products to fund development programs and operating costs without undertaking dilutive financing.

(2)	Earnings before interest and taxes (“EBIT”) is a non-GAAP financial measure calculated by starting with gross profit and subtracting operating expenses.
(3)

Earnings before taxes (“EBT”) is a non-GAAP financial measure calculated by starting with EBIT and adding the estimated net proceeds from the projected sale of priority review vouchers (“PRVs”). For additional information regarding the sale of PRVs, please see Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4)	Tax rate of 21% and excludes impact of net operating losses.
(5)	Net operating profit after tax (“NOPAT”) is a non-GAAP financial measure calculated by starting with EBT and subtracting taxes.
(6)

Unlevered free cash flow is a non-GAAP financial measure calculated by starting with NOPAT and adding depreciation and amortization, subtracting changes in net working capital and subtracting capital expenditure. Stock-based compensation is treated as a cash expense.

(7)	Stock-based compensation expense is reflected in gross profit and included in total operating expenses above and is presented here separately for reference.

Item 8. Additional Information

The section of Item 8 entitled “Certain Litigation” is hereby amended as follows:

The following disclosure is inserted immediately after the third paragraph:

“On December 30, 2019, Francesco Tammaro, a purported stockholder of Audentes, filed a complaint in the United States District Court for the Eastern District of New York against Audentes and the individual members of the Board, captioned Tammaro v. Audentes Therapeutics, Inc., et. al., Case No. 1:19-cv-07288 (the “Tammaro Complaint”). The Tammaro Complaint asserts that the defendants named therein violated sections 14(e), 14(d), and 20(a) of the Exchange Act by omitting material information from the Schedule 14D-9 regarding Audentes’ financial projections, the analyses performed by Centerview as Audentes’ financial advisor, Audentes’ insiders’ potential conflicts of interest and the background of the transactions. The Tammaro Complaint seeks, among other things, an order enjoining the defendants from consummating the transactions contemplated by the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Audentes Therapeutics, Inc.

By:	/s/ Matthew R. Patterson
Name: Matthew R. Patterson
Title: Chief Executive Officer
Date: January 7, 2020